UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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KULICKE AND SOFFA INDUSTRIES, INC.
(Exact Name of Registrant as Specified in Charter)
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Pennsylvania	000-00121	23-1498399
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

23A Serangoon North Avenue 5, #01-01, Singapore 554369
1005 Virginia Dr., Fort Washington, PA 19034
(Address of Principal Executive Offices and Zip Code)

Zi Yao Lim
Director
Legal Affairs and Interim General Counsel and Corporate Secretary
(215) 784-6000
(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

Item 1.01 Conflict Minerals Disclosure and Report.
A copy of Kulicke and Soffa Industries, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://investor.kns.com/sec-filings. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing.

Item 1.02 Exhibit.
The Conflict Minerals Report required by Item 1.01 is filed as an exhibit 1.01 to this Form SD.

Item 3.01	Exhibits.

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KULICKE AND SOFFA INDUSTRIES, INC.

Date: May 23, 2024	By:	/s/ LESTER WONG
Lester Wong
Executive Vice President and Chief Financial Officer